UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

Consolidated Information and Results for the First Quarter of 2007

(Unaudited)

Rio de Janeiro, April 26, 2007

TNL Participações Outstanding Stock* (‘000): 382,122 TNLP3: R$ 59.63 TNLP4: R$ 28.49 TNE: US$ 13.84 ADR (Mar/30/2007) (*) – Ex-treasury	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.oi.com.br/ir	Telemar Norte Leste Outstanding Stock * ('000): 238,614 TMAR3 ON: R$ 89.99 TMAR5 PNA: R$ 42.30 TMAR6 PNB: R$ 39.18 (Mar/30/2007) (*) – Ex-treasury

Rio de Janeiro, April 26, 2007: Tele Norte Leste Participações S.A (“Telemar”) (Bovespa: TNLP4 e TNLP3) herein discloses its financial and operational results for the first quarter of 2007.

upcoming events

Conference Call

Date: Friday, April 27, 2007

Portuguese

Time:   10:00 am (Rio) – 9:00 am (NY)
Access:    (11) 4688 - 6301
Passcode: Oi
Replay:    (11) 4688 - 6225 (passcode 711)
              Available until May/08/2007
Webcast:  www.collaborate.com.br/oi

English

Time:    12:00 pm (Rio) – 11:00 am (NY)
Access:     800 – 988 - 9752 (USA)
                    1 – 630 – 395 - 0017
                   (Brazil and other countries)
Passcode: Oi
Replay:     866 – 505 - 6450 (USA)
                    1 – 203 – 369 - 1871
                    (Brazil and other countries)
                     Available until May/11/2007

A complementary presentation will be made available before the start of the conference call, on the Oi website: http://www.oi.com.br/ir highlights of the quarter

• The Oi group of companies added a net total of 284 thousand new clients during the 1Q07, bringing the total customer base at the end of Mar/07 to 28.9 million.

• The consolidated net revenue for the quarter amounted to R$ 4,305 million (+6.2% from 1Q06).

• The average monthly revenue per user (ARPU) was R$ 85 on wireline services and R$ 22 on wireless services.

• The consolidated EBITDA came to R$ 1,449 million, with a margin of 33.7%.

• The Oi (TNL-PCS) EBITDA was R$ 183 million (+90.7%) with a margin of 18.3% (12.8% from 1Q06).

• The consolidated net income came to
R$ 343 million (+137.2%), equivalent to R$ 0.90 per share (US$ 0.43 per ADR).

• Net debt totaled R$ 4,245 million, a reduction of 27.6% YoY, equivalent to 0.70 x EBITDA.

• Capital expenditures (capex) during the 1Q07 amounted to R$ 344 million, equivalent to 8.0% of the consolidated net revenue.

• The free cash flow after Capex, totaled R$ 841.5 million (+85.0% from 1Q06).

OPERATING PERFORMANCE

Table 1 – Key Indicators

Wireline Services	1Q06	2Q06	3Q06	4Q06	1Q07	QoQ	YoY
Lines Installed ('000)	17,015	17,041	17,025	17,136	17,111	-0.1%	0.6%
Lines in Service ('000)	14,745	14,499	14,431	14,388	14,338	-0.3%	-2.8%
Residential (%)	78.2%	78.1%	78.1%	78.1%	78.1%	0.0 p.p.	-0.1 p.p.
Commercial (%)	17.6%	17.8%	17.9%	17.9%	17.9%	0.0 p.p.	0.3 p.p.
Public Telephones (%)	4.2%	4.2%	4.0%	4.0%	4.0%	0.0 p.p.	-0.2 p.p.
Alternatives Plans in minutes '(000)	-	295	825	1,653	2,632	59.2%	-
Proportion of Lines in Service (%)	-	2.0%	5.7%	11.5%	18.4%	6.9 p.p.	-
ARPU (R$)	84.9	82.3	84.9	87.2	84.5	-3.1%	-0.5%

Broadband Services	1Q06	2Q06	3Q06	4Q06	1Q07	QoQ	YoY
Total ADSL ('000)	896	970	1,046	1,128	1,182	4.8%	31.9%
Proportion of Lines in Service (%)	6.1%	6.7%	7.3%	7.8%	8.2%	0.4 p.p.	2.1 p.p.

Wireless Services	1Q06	2Q06	3Q06	4Q06	1Q07	QoQ	YoY
Number of Subscribers ('000)	11,217	12,034	12,643	13,078	13,358	2.1%	19.1%
Proportion on Pre-Paid Plans (%)	81%	80%	80%	82%	83%	1.0 p.p.	2.0 p.p.
Proportion on Post-Paid Plans (%)	19%	20%	20%	18%	17%	-1.0 p.p.	-2.0 p.p.
Average Subscriber Base ('000)	10,799	11,629	12,375	12,816	12,952	1.1%	19.9%
Market Share Oi - Region I (%)	27.2%	27.8%	27.6%	27.4%	27.2%	-0.2 p.p.	0.0 p.p.
Proportion of Net Additions in Region I (%)	47.0%	38.1%	24.4%	22.9%	21.1%	-1.8 p.p.	-25.9 p.p.
Penetration rate - Região I (%)	40.8%	42.7%	45.1%	46.8%	47.9%	1.1 p.p.	7.1 p.p.
Quarterly Churn rate (%)	5.1%	6.4%	7.9%	8.8%	7.7%	-1.1 p.p.	2.6 p.p.
Oi ARPU (R$)	17.9	17.8	22.4	22.1	21.6	-2.3%	20.7%

Wireline Services – Oi Fixo

The company remains focused on its strategy of stabilizing the wireline network customer base, by offering a range of alternative and convergent plans. As a result, the company had an average of 14,350 thousand lines in service in the period, which was in line with the figure for the previous quarter. Alternative plans based on minutes, launched in May/06, have already attracted around 2.6 million customers (+59.2% above 4Q06), and represent 18.4% of total fixed lines in service.

Broadband Services – Oi Velox

The average number of Oi Velox (ADSL) lines in service was up 5.5% in the quarter and 34.1% YoY, as a result of the company’s commercial campaigns and offer of bundled services, along with higher computer sales in the Brazilian market.

Wireless Services

The 280 thousand net additions during the quarter raised the customer base to nearly 13.4 million. A total of 1,300 thousand new customers signed up to the company’s plans – 1,130 thousand of them (87%) in the pre-paid segment – while disconnections (churn) amounted to 1,019 thousand. The quarterly churn ratedeclined from 8.8% in 4Q06 to 7.7% in 1Q07.

CONSOLIDATED RESULTS

Revenue

The consolidated gross revenue (R$ 6,163 million) was down 3.7% from the figure for 4Q06 but was 5.5% above the same previous year period, as shown below.

Table 2 - Gross Revenue

	Quarter							%
R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	Change %		1Q06	1Q07
						QoQ	YoY
Wireline	5,160	5,047	5,189	5,362	5,173	-3.5%	0.3%	88%	84%
Local (exc. - VC1)	2,300	2,291	2,312	2,346	2,249	-4.2%	-2.2%	45%	43%
Subscription	1,675	1,641	1,653	1,691	1,705	0.8%	1.8%	73%	76%
Pulses (traffic)	591	630	631	625	516	-17.5%	-12.8%	26%	23%
Others	33	20	28	29	27	-6.5%	-17.4%	1%	1%
Local Fixed-to-Mobile (VC1)	654	619	662	715	676	-5.5%	3.4%	13%	13%
Long Distance (exc. - VC2/3)	791	717	749	743	722	-2.9%	-8.7%	15%	14%
LD Fixed-to-Mobile (VC2/3)	169	160	174	200	197	-1.6%	16.6%	3%	4%
Network Usage	172	169	168	205	150	-26.9%	-13.0%	3%	3%
Data	583	614	644	673	674	0.2%	15.7%	11%	13%
Velox	208	215	233	260	266	2.5%	28.0%	36%	39%
Others	375	399	411	413	408	-1.2%	8.9%	64%	61%
Public Phones	288	281	281	267	302	13.2%	5.0%	6%	6%
Additional Services	140	144	138	153	144	-6.1%	2.5%	3%	3%
Advanced Voice / Other	63	52	61	59	60	1.0%	-4.5%	1%	1%

Wireless	682	779	976	1,037	990	-4.5%	45.2%	12%	16%
Services	605	670	911	970	936	-3.5%	54.8%	89%	95%
Subscriptions	153	184	223	187	207	11.0%	35.3%	25%	22%
Outgoing Calls	300	321	362	420	374	-10.9%	24.7%	50%	40%
Domestic/Inter. Roaming	33	29	27	30	29	-2.4%	-13.5%	6%	3%
Network Usage	61	62	223	263	260	-1.3%	322.1%	10%	28%
Data / Value Added	57	75	75	71	66	-6.1%	17.0%	9%	7%
Handset Sales	77	109	65	68	54	-19.9%	-30.2%	11%	5%

Wireline	5,160	5,047	5,189	5,362	5,173	-3.5%	0.3%	88%	84%
Wireless	682	779	976	1,037	990	-4.5%	45.2%	12%	16%
Total Gross Revenue	5,842	5,826	6,166	6,399	6,163	-3.7%	5.5%	100%	100%

Consolidated Net Revenue	4,055	4,062	4,310	4,444	4,305	-3.1%	6.2%	69%	70%

 Wireline Services

The gross revenue was down by R$ 189 million in comparison to the previous quarter, due basically to a drop in revenue from local pulses (lower traffic) and network use (lower tariff). However, revenues of R$ 13 million were above 1Q06, with the greatest increase coming from data services, driven by ADSL sales.

Local Services

• Fixed-to-Fixed (monthly subscription, traffic, installation fee):

=> Monthly subscription fees: were up both from 4Q06 (R$ 14 million) and 1Q06 (R$ 30 million), mainly due to customers adhering to the alternative plans (based on minutes), which on average generate higher subscription revenues (and traffic allowance).

=> Pulses: of R$ 109 million and R$ 75 million were lower than 4Q06 and 1Q06, as a result of reduced traffic given the seasonal effect of summer vacations and Carnival as well as the migration of voice traffic to the mobile network and of dial-up to broadband internet access. Another significant impact was the growth of subscription to alternative plans (+59.2%), generating increased revenue from subscription fees and reduced revenue from pulses.

• Local Fixed-to-Mobile (VC1):

This revenue was down by R$ 39 million compared to 4Q06, as seasonal traffic decreased. There was an increase of R$ 22 million in relation to 1Q06, largely driven by the introduction of the system of fullbilling(Jul/06) on local calls between mobile operators,which increased the competitiveness of fixed-to-mobile calls.

Long Distance Services (LD)

• Fixed LD (NLD and ILD):

This revenue declined by R$ 21 million and R$ 69 million, respectively, from 4Q06 and 1Q06, due to seasonal effect and reduced traffic resulting from the migration to the mobile network. In addition, there was also average tariff reduction of 2.86%, regulated by Anatel (Jul/06).

• LD Fixed-to-Mobile (VC2/3):

The revenue from this source was stable in relation to that of the previous quarter, and up by R$ 28 million compared to  1Q06, as a result of increased traffic and the tariff adjustment of Mar/06 (+7.99%).

Remuneration for Network Usage:

This revenue was down by R$ 55 million and R$ 22 million, respectively, from 4Q06 and 1Q06. The reduction was basically due to TMAR having won several legal disputes with other operators during 4Q06 and a 20% regulatory reduction in the local wireline interconnection fee (TU-RL), in effect since Jan/07.

Data Communication Services:

This revenue was higher by R$ 1 million and R$ 91 million, respectively, from 4Q06 and 1Q06. The increase is mainly down to the success of Oi Velox (ADSL), with revenue increasing R$ 6 million and R$ 58 million compared to previous periods, as a result of the expansion of the customer base.

Public Telephones:

Revenue from this source was up R$ 35 million and R$ 14 million, respectively, in comparison with  4Q06 and 1Q06, as a result of increased sales of phone credits.

Wireless Services

Gross revenue from wireless services declined R$ 47 million quarter over quarter, due to a seasonal decline in outgoing calls, and lower handset sales, which was partially compensated by an increase in subscription revenue brought about by the expansion of the high-end post-paid customer base (Oi Conta Total and Oi Corporativo).

Excluding seasonal effects, revenue from wireless services continued to grow strongly, increasing 45.2% over  the same last year period, largely as a result of an expanding customer base and the new tariff system (full billing) in effect since Jul/06.

The decline in revenue from “handset sales”, of R$ 14 million in relation to 4Q06 and of R$ 23 million from 1Q06, is a reflection of Oi’s strategic decision, implemented at the beginning of 2006, to sell only the sim card to the pre-paid segment. The customer base for this segment grew by 3.1% (330 thousand new customers) from 4Q06 and 21.6% (1,961 thousand new customers) from 1Q06.

The remuneration for network usage, totaling R$ 260 million after excluding revenue of R$ 190 million received from TMAR (4Q06: R$ 201 million), was stable in relation to that of the previous quarter and up by R$ 199 million compared to 1Q06, due to the change in the tariff system since Jul/06 (full billing) along with the expansion of the customer base.

Revenue from wireless services is equivalent to 16.1% of the company’s total consolidated gross revenue (11.7% in 1Q06).

Oi’s gross revenue (TNL- PCS) in the quarter amounted to R$ 1,331 million and net revenue came to R$ 1,000 million (-2.1% compared to 4Q06 and +33.1% from 1Q06).

The average monthly revenue per user (ARPU) was R$ 21.60 in 1Q07, down 2.3% from 4Q06 (seasonal effects) but up by 20.7%from 1Q06.

OPERATING EXPENSES

The company’s operating expenses were R$ 84 million lower than in 4Q06, but R$ 286 million higher from 1Q06.

The reduction from the previous quarter (2.8%) was due to the lower handset costs (COGS). Compared to 1Q06, the increase was the result of higher interconnection costs, provision for doubtful accounts and other operating expenses (sundry taxes, contingencies, profit sharing and others).

Table 3 – Operating Expenses

	Quarter							%
Item - R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	Change %		1Q06	1Q07
						QoQ	YoY
Interconnection	626	590	794	782	826	5.6%	31.9%	24%	29%
Personnel	154	164	161	167	179	7.2%	16.2%	6%	6%
Materials	85	72	73	76	70	-7.9%	-17.6%	3%	2%
Handset Costs/Other (COGS)	112	140	138	189	68	-64.0%	-39.3%	4%	2%
Third-Party Services	931	966	995	975	969	-0.6%	4.1%	36%	34%
Marketing	97	71	66	76	69	-9.2%	-28.9%	4%	2%
Rent and Insurance	172	169	186	177	189	6.8%	9.9%	7%	7%
Provision for Doubtful Accounts	108	135	94	137	143	4.4%	32.4%	4%	5%
Other Operating Expenses (Revenue), Net	286	194	253	362	344	-5.0%	20.3%	11%	12%
TOTAL	2,570	2,501	2,759	2,940	2,856	-2.9%	11.1%	100%	100%

Interconnection:

The increase in relation to 4Q06 is largely the result of the non-recurring gains reported in 4Q06 due to disputes with other operators, which were partially offset by lower costs due to call completion as interconnection rates and traffic dropped.

The increase YoY is basically due to the introduction of the full billing system among mobile operators (Jul/06).

Interconnection costs represent 29% of the total operating expenses for the quarter (27% above 4Q06 and 24% above 1Q06).

Personnel:

The increase of R$ 12 million from 4Q06 and R$ 25 million from 1Q06 mainly stems from an increase in the workforce allocated to network maintenance services, the benefits of which will be seen over the following quarters, and to the wage increase resulting from the collective labor agreement of 4Q06. There was a 22.7% increase in staff numbers, bringing the total to 8,710 employees at the end of Mar/07.

Handset costs and other (COGS):

The reduction in relation to 4Q06 and compared to 1Q06 is mainly due to the following:

(a) the reversal of a R$ 55 million provision for inventory obsolescence (that was taken into effect in 4Q06), as a result of the fire at a Company’s warehouse that renders logistic services to Oi in Rio de Janeiro, during the 1Q07 (see item “Oi – Fire at the warehouse in Rio”, in “Recent and Upcoming Events”);

(b) a decline in the cost of handset sales, due to the new company’s policy of selling just the Sim Card to the pre-paid segment, of R$ 17 million from 4Q06 (1Q06: - R$ 24 million).

Third-Party Services:

The reduction of R$ 6 million from 4Q06 was due to lower spending in consultancy and legal services (R$ 12 million), sales commissions (R$ 8 million), data processing (R$ 8 million) and call center (R$ 6 million). On the other hand, there was increased spending on network maintenance (R$ 35 million), mainly due to the termination of the contracts with certain contractors which supported the company. Excluding the impact of the contractual rescissions (R$ 50 million), network maintenance expenses would have declined by 4.5% in the quarter.

In comparison with 1Q06, the increase of R$ 38 million was mainly due to increased spending on data processing (R$ 13 million) and the contractual recessions referred above.

Table 4 – Third-Party Services

	Quarter
Item - R$ Million	1Q06	2Q06	3Q06	4Q06	1Q07	Change %
						QoQ	YoY
Network Maintenance (COS - Cost of Services)	344	342	357	336	371	10.5%	7.8%
Sales Commissions and Expenses (Selling Exp.)	133	130	139	127	119	-5.8%	-10.6%
Postage and Collection (Selling Exp.)	93	87	88	89	85	-3.7%	-8.5%
Electricity (COS / G&A)	77	76	81	83	85	1.7%	10.0%
Data Processing (COS / G&A)	34	36	36	55	47	-15.1%	37.0%
Call Center Operations (Selling Exp.)	95	112	96	87	81	-6.5%	-14.4%
Consulting and Legal Services (COS / G&A)	46	62	76	71	59	-17.7%	28.1%
Printing and Clearing (Selling Exp.)	14	15	15	15	16	6.3%	15.6%
Others	94	106	106	112	105	-5.8%	12.0%
Total	931	966	995	975	969	-0.6%	4.1%

Marketing:

The company’s marketing expenses represented 1.6% of the consolidated net revenue for the quarter (1.7% in 4Q06 and 2.4% in 1Q06). Expenses for the quarter were atypically low, due to the preparation of the marketing campaigns for the advertising and consolidation of the “Oi single brand”, launched in Mar/07.

Provision for Doubtful Accounts:

This provision was raised by R$ 6 million from the previous quarter and by R$ 35 million from  the same 2006 period, and represents 2.3% of consolidated gross revenue (1.8% in 1Q06). The increase in relation to 1Q06 is related to the disconnections of mobile customers in the post-paid segment (Oi Controle) during 2006.

Other Operating Expenses (Income):

The R$ 18 million reduction in relation to the previous quarter was basically due to lower provisions for contingencies (-R$ 106 million), because of the non-recurring provisions recorded in 4Q06, which were offset by increased expenses from the inventory write-off (due to the fire at the warehouse in Rio de Janeiro (+R$ 53 million, after taxes and insurance compensation) and other fiscal charges (+R$ 9 million), among other items. (See Item “Oi-Fire at the Warehouse in Rio” in “Recent and Upcoming Events”).

There was an increase of R$ 58 million from 1Q06, basically due to the expenses related to the abovementioned fire in Rio de Janeiro.

EBITDA, NET FINANCIAL RESULT, DEPRECIATION & AMORTIZATION AND NET EARNINGS

Table 5 – EBITDA, EBITDA Margin and Earnings per Share

	Quarter
R$ million	1Q06	4Q06	1Q07	Change
				QoQ	Yoy
TNL Consolidated EBITDA	1,485	1,504	1,449	-3.6%	-2.4%
Margin %	36.6%	33.8%	33.7%	-0.1 p.p.	-2.9 p.p.
Net Earnings (R$ Mn)	144	613	343	-44.1%	137.2%
Earnings per Share (R$)	0.378	1.605	0.897	-44.1%	137.3%
Earnings per ADR (US$)	0.172	0.746	0.426	-42.9%	147.7%

TMAR Parent Company EBITDA	1,400	1,423	1,276	-10.3%	-8.8%
Margin %	39.5%	39.1%	36.1%	-3.0 p.p.	-3.4 p.p.
Net Earnings (R$ Mn)	310	558	437	-21.8%	40.9%

Oi EBITDA	96	94	183	94.6%	90.7%
Margin %	12.8%	9.2%	18.3%	9.1 p.p.	5.5 p.p.
Net Earnings (R$ Mn)	-28	211	46	-78.4%	n/a

EBITDA

As a result of the changes in revenues and expenses described above, the consolidated EBITDA was 3.6% lower than that of the previous quarter, with a margin of 33.7%.

Despite the R$ 55 million reduction in the consolidated EBITDA, EBITDA margin remained basically stable, (- 0.1 p.p. in relation to the previous quarter). EBITDA margin in  1Q06 would have been 35.2% if the impact of the full billing (introduced in Jul/06) were taken into consideration.

The parent company TMAR saw its EBITDA fall by R$ 147 million compared to 4Q06, caused by the reduction in revenue from lower network usage and local services, combined with increased interconnection costs.

Oi recorded a 94.6% increase in EBITDA from the previous quarter, with a margin of 18.3% (9.2% in the 4Q06), as a result of  lower handsets costs (COGS), reflecting the sale of Sim Card to the pre-paid segment as well as lower marketing expenses.

Net Financial Result

The company’s net financial expenses followed the downward trend of the previous quarters, declining R$ 94 million from 4Q06 and R$ 178 million from 1Q06, as shown below:

Table 6 – Net Financial Income (Expenses)

	Quarter
R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	Chg. %
						QoQ	YoY
Financial Income	167	181	174	210	232	10.5%	38.9%
Interest on financial investments	90	97	79	95	110	15.8%	22.2%
Other financial income	77	83	95	115	122	6.1%	58.4%
Financial Expenses	(506)	(556)	(497)	(464)	(391)	15.7%	22.7%
Interest on loans and financing	(165)	(217)	(179)	(170)	(172)	-1.2%	-4.2%
Foreign exchange effect on loans and financing	(126)	(115)	(97)	(62)	(46)	25.8%	63.5%
Monetary and Exchange Variations	298	(19)	2	63	117	85.7%	-60.7%
Currency Swap Results	(425)	(96)	(99)	(125)	(162)	-29.6%	61.9%
Other Financial Expenses	(214)	(223)	(221)	(231)	(173)	25.1%	19.2%
Banking Fees (including CPMF)	(58)	(60)	(54)	(59)	(60)	-1.7%	-3.4%
Interest on rescheduled taxes (Refis)	(21)	(19)	(17)	(15)	(14)	6.7%	33.3%
Monetary restatement of provisions for contingencies	(64)	(71)	(76)	(139)	(81)	41.7%	-26.6%
IOF, PIS and Cofins taxes on financial income	(22)	(21)	(24)	(1)	(1)	0.0%	95.5%
Others	(49)	(52)	(50)	(17)	(17)	0.0%	65.3%
Net Financial Income (Expenses)	(338)	(375)	(323)	(254)	(160)	37.0%	52.7%

Financial income was R$ 22 million higher than in the previous quarter, largely due to the higher average cash balance during the period.

Financial expenses were down by R$ 73 million compared with 4Q06, due to the following results:

Interest on loans and financing remained practically stable in relation to the previous quarter (+R$ 2 million).

The foreign exchange impact on loans and financing was down by R$ 16 million compared to 4Q06, as a result of the following:

(a) Monetary and exchange variations, which showed an income from the impact of foreign exchange variations on the company’s debt of R$ 119 million, against monetary variation expenses of R$ 2 million;

(b) The results of foreign exchange hedging yielded a net expense of R$ 162 million, with the foreign exchange variations expense amounting to R$ 72 million and interest expenses – CDI base – amounting to R$ 90 million.

Other financial expenses were down by R$ 58 million in relation to 4Q06, due to the normalization of the monetary correction on contingencies in relation to the previous quarter.

DEPRECIATION / AMORTIZATION

Depreciation and amortization in 1Q07 amounted to R$ 658 million, a reduction of 11.0% in comparison with 4Q06 and of 20.4% in relation to 1Q06, as a result of continuing decreases in depreciation of fixed line assets.

Table 7 – Depreciation and Amortization

R$ Million	1Q06	2Q06	3Q06	4Q06	1Q07
Fixed Line / TNL	668	642	608	566	479
Depreciation	650	624	590	548	462
Amortization of Goodwill	18	18	18	18	17
Mobile Business	158	163	168	174	179
Depreciation	120	125	130	136	141
License/Deferred Amortization	38	37	38	38	38
Total	827	804	776	739	658

Net income

The company’s consolidated net income for the quarter amounted to R$ 343 million (+137.2% above the same 2006 period), equivalent to R$ 0.90 per share (US$ 0.43 per ADR). The previous quarter’s earnings were positively affected by the supplementing of tax credits at Oi (TNL-PCS), to the sum of R$ 292 million.

The net income of the parent company TMAR came to R$ 437 million in the quarter (-21.8% QoQ) and that of Oi totaled R$ 46 million (-78.4% QoQ).

FINANCIAL POSITION, CAPEX AND CASH FLOW

Debt

The company’s consolidated net debt, amounting to R$ 4,245 million, was R$ 638 million lower than the total at the end of 4Q06 and R$ 1,618 million below Mach 2006. This net debt decreased mainly as the result of a reduction of the consolidated gross debt, by R$ 763 million from the end of 4Q06 and by R$ 2,214 million from the end of March 2006.

Table 8 – Schedule for the Amortization of Gross Debt

(R$ million)	2007	2008	2009	2010	2011	2012 onwards	Total
Gross Debt amortization	1,337	1,889	1,266	769	2,084	1,463	8,807

Table 9 – Net Debt (end of the period)

R$ million	Mar/06	Jun06	Sep/06	Dec/06	Mar/07	% Gross Debt
Short Term	3,647	2,482	2,044	2,092	1,849	21.0%
Long Term	7,374	7,151	6,870	7,478	6,958	79.0%
Total Debt	11,021	9,634	8,915	9,570	8,807	100.0%
In Local Currency	5,541	4,216	3,989	4,733	4,500	52.1%
In Foreign Currency	3,747	3,652	3,522	3,377	2,965	33.7%
Swaps	1,733	1,766	1,404	1,460	1,342	15.2%
(-) Cash and ST investments	(5,158)	(3,544)	(3,358)	(4,687)	(4,563)	-51.8%
(=) Net Debt	5,863	6,090	5,557	4,883	4,245	48.2%

There were no new funds raised during the quarter. Amortization totaled R$ 965 million, comprising R$ 439 million of principal and R$ 526 million in financial charges. It is worth mentioning that the cash position in March/07 is higher than the volume of debt amortization for the next three years.

CAPITAL EXPENDITURES

Consolidated capital expenditures during 1Q07 amounted to R$ 344 million (8.0% of net revenue), with R$ 279 million going into wireline telephony and R$ 65 million spent on wireless telephony. The greater part of this expenditure (R$ 52 million) went into improving the networks and general infrastructure of the companies in the Oi group, aimed chiefly at augmenting the transmission capacity of the mobile network and expanding the broadband platform.

Table 10– Capital Expenditures

	Quarter					%
R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	1Q06	1Q07
Wireline	341	328	450	519	279	81%	81%
Growth & Quality	149	121	157	166	102	37%	37%
Data / Communic. Systems / Other	191	207	293	353	177	63%	63%
Wireless	100	156	167	245	65	19%	19%
TOTAL	441	484	618	764	344	100%	100%

Cash Flow

The company’s free cash flow in the quarter, after deducting capital expenditures, amounted to R$ 842 million (+85.0% in relation to 1Q06). The increase was largely due to improved operational cash flow and a reduced working capital requirement during the period as well as lower capital expenditures. It worth noting, however, that: (a) the payment to Anatel of the annual maintenance fee (Fistel), which usually takes place in the last business day of the first quarter, took place only on April 02, 2007 (R$ 200 million); (b) the bi-annual fee for the renewal of the concession contract, related to the fiscal years 2006 and 2007 will be paid during the 2Q07.

Table 11 – Cash Flow

	Quarter
R$ million	1Q06	2Q06	3Q06	4Q06	1Q07
(i) Cash Flow from operating activities	920.1	1,540.8	1,408.6	1,721.1	1,193.5
Net income for the period	144.5	282.6	269.6	613.3	342.7
Minority interest in results of operations	56.0	67.0	68.0	100.9	78.9
Adjustments to reconcile net income to net cash:	1,351.7	1,338.7	1,314.0	1,417.5	1,116.3
Interest and monetary variation on loans and financing	232.1	346.5	298.0	228.2	202.0
Depreciation/Amortization	826.9	804.4	776.4	739.5	657.7
Contingency Provisions	260.0	173.1	203.4	415.8	238.5
Other	32.7	14.6	36.3	34.0	18.1
Change in Working Capital	(632.1)	(147.5)	(243.0)	(410.5)	(344.4)
(ii) Cash flow from investing activities	(465.2)	(483.7)	(577.4)	(814.0)	(352.1)
Cash Flow after investing activities	454.9	1,057.1	831.2	907.2	841.5
(iii) Cash flow from financing activities	934.4	(1,733.9)	(1,017.1)	427.3	(964.8)
Cash Flow after financing activities	1,389.3	(676.8)	(185.9)	1,334.4	(123.3)
Payment of Dividends and Interest on Capital	(2.8)	(936.6)	(0.7)	(4.7)	(1.4)
Increase (decrease) in cash and banks	1,386.5	(1,613.5)	(186.6)	1,329.7	(124.7)
Cash and banks at the beginning of the period	3,771.2	5,157.6	3,544.2	3,357.5	4,687.2
Cash and banks at the end of the period	5,157.6	3,544.2	3,357.5	4,687.2	4,562.5

RECENT AND UPCOMING EVENTS

  Telemar Participações announced its intention to launch a public tender offer for the preferred shares of TNE and TMAR

For more information view company announcements released on April 11, April 17 and April 20, 2007 on our website: www.oi.com.br/ir or from the following links:

http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=4_Arquivo_003&EditeCodigoDaPagina=2961
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=4_Arquivo_002&EditeCodigoDaPagina=2961
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=4_Arquivo_001&EditeCodigoDaPagina=2961

  TNLP - Dividends and Interest on Capital for the fiscal year 2006

On April 20, 2007, TNLP began making payments of the dividend approved at the OGM of April 11, 2007, to the sum of R$ 30 million, representing R$ 0.0789 per common or preferred share, based on the stock outstanding as of April 11, 2007. This per share amount already includes remuneration, according to the TR – Referential Rate, from January 1, 2007 to the date that payment was initiated. The shares traded “ex-dividend” on April 12, 2007.

On the same day, (April 20th), the company also began paying out the interest on capital declared on December 29, 2006, amounting to R$ 300 million, as shown in the table below(R$/share):

Record Date	Gross Amount Declared (*)		Net Amount Corrected to 04/20/2007
	Common	Preferred	Common	Preferred
12/29/2006	0.7850	0.7850	0.6711	0.6711

                  (*) Amounts rounded off to four decimal places

The amounts, net of income tax deducted at source, were remunerated according to the TR from January 1, 2007 up to the date that payment began.

  TMAR - Dividends and Interest on Capital for the fiscal year 2006

On April 20, 2007, TMAR began making payments of the dividend for class “B” preferred stock approved at the OGM of April 11, 2007, to the sum of R$ 1 million, representing R$ 0.9054 per share, based on the stock outstanding as of April 11, 2007. This per share amount already includes remuneration, according to the TR, from January 1, 2007 to the date that payment was initiated. The shares traded “ex-dividend” on April 12, 2007.

On the same day, (April 20th), the company also began paying out the interest on capital declared during 2006, amounting to R$ 650 million, as shown in the table below(R$/share):

Record Date	Gross Amount Declared (*)			Net Amount Corrected to 04/20/2007
	Common	Preferred “A”	Preferred “B”	Common	Preferred “A”	Preferred “B”
03/31/2006	0.9303	1.0233	0.9303	0.8796	0.9675	0.8796
06/30/2006	0.8509	0.9360	0.8509	0.7767	0.8543	0.7767
09/29/2006	0.8031	0.8834	0.8031	0.7080	0.7788	0.7080

(*) Amounts rounded off to four decimal places

These amounts, net of income tax deducted at source, were corrected according to the CDI (Interbank Deposit Certificate) rate from the base date until December 31, 2006, and then remunerated according to the TR, from January 1, 2007 up to the date that payments began.

  Interest on Capital TNL/TMAR – for appropriation in 2007

On April 11, 2007, at EGMs for the stockholders of Tele Norte Leste Participações (TNLP) and Telemar Norte Leste (TMAR), approval was given for payment of the maximum limit of interest on capital to be declared over the course of 2007, totaling R$ 600 million and R$ 800 million, respectively.

  TMAR – Issuing of Debentures – “Minas Comunica” Project

At an EGM held on April 17, 2007, the stockholders of Telemar Norte Leste S.A. approved the issuing of simple, non-convertible debentures, to the sum of R$ 54 million, in order to finance the extension of the company’s mobile services to various locations within the state of Minas Gerais (“Minas Comunica” Project).

  TNL and TMAR – New Board of Directors and Statutory Audit Committee

At the OGMs of the stockholders of TNL and TMAR, held on April 11, 2007, the members of the Board of Directors and Statutory Audit Committee were elected, for terms running until 2010 and 2008, respectively (for TNL), and until 2008 (for TMAR). For more information, please refer to the minutes of the respective Ordinary General Meetings, available on our website.

The new Boards and Audit Committees are made up as follows:

Board of Directors - TNL
Members	Alternates
José Mauro Mettrau Carneiro da Cunha (Chairman)	José Augusto da Gama Figueira
Fabio Schvartsman	Marcelo Cunha Ribeiro
Otávio Marques de Azevedo	Celso Fernandez Quintella
Carlos Francisco Ribeiro Jereissati	Sérgio Bernstein
Luciano Siani Pires	Caio Marcelo de Medeiros Melo
Alan Adolfo Fischler	Eduardo Klingelhoefer de Sá
Luiz Eduardo Falco Pires Corrêa	José Luís Magalhães Salazar
Francisco Cláudio Duda	Joilson Rodrigues Ferreira
Armando Galhardo Nunes Guerra Junior	Paulo Roberto Teixeira

Statutory Audit Committee - TNL
Members	Alternates
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Pedro Wagner Pereira Coelho	Ricardo Scalzo
Fernando Linhares Filho	Sidnei Nunes
Pedro Julio Pinheiro	Aldecy Rodrigues
Ricardo Malavazi Martins	Vanessa Baldi

Board of Directors - TMAR
Members	Alternates
Luiz Eduardo Falco Pires Corrêa (Chairman)	Pedro Jereissati
Julio Cesar Pinto	Carlos Medeiros Silva neto
José Luís Magalhães Salazar	Otávio Marques de Azevedo
José Mauro Mettrau Carneiro da Cunha	José Augusto da Gama Figueira
Antonio Carlos Borges Camanho	Gustavo Adolfo Bailly

Statutory Audit Committee - TMAR
Members	Alternates
Pedro Wagner Pereira Coelho	Ricardo Scalzo
Sidnei Nunes	Aparecido Carlos Correia Galdino
Marcos Duarte Santos	Pedro Franco Sales

  Oi – Fire at the Warehouse in Rio

On January 19, 2007 there was a fire at the company’s warehouse that renders logistic services for Oi in Rio de Janeiro, where some material for resale was stored (handsets, sim cards, accessories, etc.)

The Fire Department report estimated a total loss for the materials stored in the warehouse. The economic impact of such incident in the operational consolidated results of our Company was neutral, as shown in the table below:

Fire Impacts	R$ thousand
Inventory write off	(109,592)
Tax Credit Reversal	(28,773)
Provision for Insurance indennity	85,000
Other operating expenses	(53,365)
Reversal of Provision for Obsolescence (COGS)	55,338
Net Impact on EBITDA	1,973

  TNL / TMAR - Ratings

The companies’ current ratings are shown below:

Agency	Company	Global Scale		Domestic Scale
		Local Currency	Foreing Currency
S&P	TNL	BB+	BB+	brAA+
	TMAR	BB+	BB+	-
Fitch	TNL	BBB-	BB+	AA+(bra)
	TMAR	BBB-	BB+	AA+(bra)
Moody´s	TNL	Baa3	-	-
	TMAR	Baa2	-	-

  Way TV – Pay TV market

Way TV, a company that provides Pay TV services and broadband internet access, was acquired by TNL PCS Participações S/A, an Oi group company, on July 27, 2006, for the sum of R$ 132,7 million. On March 19, 2007, Anatel denied the company’s Request of a Prior Consent for the acquisition. On April 13, 2007, the company submitted to Anatel a Request for Reconsideration.

  OI – New Contracts, Products and Services

VPN VIP Global

On April 13, 2007, Oi presented a new service for the corporate market, VPN VIP Global, which is a convergent network solution that enables company interconnection with their branch offices abroad. The service provides for the transmission of data, voice and video by large companies that need a safe and efficient network for their corporate information. This is a sturdy system, using the most advanced technology available in the market, based on the MPLS standard, that can help Oi customers with operations outside Brazil, allowing these companies to integrate all their data, voice and video resources among their branch offices here and abroad, through a single point of contact, Oi. The network is managed by Oi 24 hours a day and customers can obtain reports on their network’s performance, on-line, via the Internet.

Oi and MY Fox

On April 18, 2007, Oi and MY Fox, a division of Fox Latin American Channels devoted to the mobile telephony market, announced a partnership to provide content to Oi’s customers. This includes images, hits, games and videos of the series 24 Hours, Nip & Tuck, My Name is Earl, Prison Break and National Geographic programs, which can be downloaded from Oi’s WAP portal.

Among the highlights of this partnership is that Oi customers can obtain first hand  contentfrom Baby TV, a FoxLife channel. This service is aimed at mothers with children up to 3 years of age, and will now be able to use their Oi mobile handsets to entertain their babies.

For further information, please visit our website: www.oi.com.br/ir

FINANCIAL STATEMENTS

TNL (CONSOLIDATED)

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07
Wireline Services Revenues	5,159.8	5,046.7	5,189.4	5,362.0	5,173.3
Local Services	2,953.7	2,909.6	2,974.2	3,061.3	2,924.1
Subscription Charges	1,675.4	1,640.8	1,653.3	1,691.4	1,705.3
Pulses	591.4	630.0	630.5	625.5	515.8
Installation Fees	11.3	12.4	21.6	23.9	22.9
Collect Calls	14.6	9.4	5.5	5.4	4.3
Other Local Revenues	7.4	(1.9)	0.9	0.1	0.3
Fixed-to-Mobile (VC1)	653.6	618.9	662.4	715.1	675.6
Long Distance	960.0	876.5	922.9	943.5	918.9
Intra-State	459.3	417.0	438.2	434.4	424.1
Inter-State	137.0	122.7	121.7	121.0	111.3
Inter-Regional	174.2	158.3	170.4	167.3	163.7
International	20.6	18.9	18.5	20.6	22.9
Fixed-to-Mobile (VC2 and VC3)	168.9	159.6	174.3	200.3	197.0
Advanced Voice	62.6	51.5	61.2	59.0	59.5
Public Telephones	287.8	281.2	281.2	266.9	302.2
Additional Services	140.4	144.2	137.8	153.2	143.9
Network Usage Remuneration	172.5	169.3	168.2	205.2	150.0
Data Transmission Services	582.6	613.7	644.0	672.6	674.1
ADSL (Velox)	207.8	215.0	233.0	259.6	266.0
Leased Lines (EILD)	119.7	126.7	138.8	135.8	130.1
Leased Lines (SLDD/SLDA)	68.2	78.2	66.6	66.6	63.0
IP Services	53.2	55.6	58.9	61.5	75.5
Packet switch and frame relay	64.6	67.8	64.9	66.5	62.4
Other Data Services	69.0	70.4	81.7	82.5	77.2
Other Wireline Services	0.3	0.8	0.0	0.4	0.5
Wireless Services Revenues	682.1	778.8	976.3	1,037.1	990.1
Subscription Charges	153.1	183.6	222.9	186.7	207.2
Outgoing Calls	300.0	320.8	362.4	419.8	374.2
Domestic/International Roaming	33.4	29.5	27.3	29.6	28.9
Network Usage Remuneration	61.5	61.6	223.5	263.0	259.6
Data / Value Added Services	56.6	74.7	75.0	70.5	66.2
Handset Sales	77.5	108.6	65.2	67.5	54.1
Gross Operating Revenue	5,841.9	5,825.5	6,165.7	6,399.0	6,163.4
Taxes and Deductions	1,786.7	1,763.2	1,855.3	1,955.1	1,858.1
Net Operating Revenue	4,055.3	4,062.3	4,310.4	4,443.9	4,305.4
Operating Expenses	2,570.0	2,500.6	2,759.3	2,939.9	2,856.1
Cost of Services	804.5	791.2	829.8	802.2	873.9
Cost of Goods Sold	111.7	140.2	137.7	188.8	67.8
Interconnection Costs	626.4	590.4	793.8	781.6	825.7
Selling Expenses	634.6	651.0	607.3	651.4	602.5
General and Administrative Expenses	219.1	253.0	258.8	273.8	270.0
Other Operating Expenses (Revenue), net	173.6	74.7	131.9	242.1	216.1
EBITDA	1,485.3	1,561.7	1,551.1	1,504.0	1,449.3
Margin %	36.6%	38.4%	36.0%	33.8%	33.7%
Equity Accounting	2.3	(70.0)	(46.9)	(48.7)	3.8
Depreciation and Amortization	826.9	804.4	776.3	739.5	657.6
EBIT	656.1	827.2	821.7	813.2	787.9
Financial Expenses	505.6	555.5	497.0	464.3	391.1
Financial Income	167.2	180.6	174.3	210.5	231.6
Non-operating Expenses (Revenue)	4.4	(9.3)	7.7	14.0	(2.7)
Income Before Tax and Social Contribution	313.3	461.6	491.4	545.5	631.1
Income Tax and Social Contribution	112.8	112.0	153.8	(168.6)	209.5
Minority Interest	56.0	67.0	68.0	100.9	78.9
Net Income	144.5	282.6	269.6	613.3	342.7
Margin %	3.6%	7.0%	6.3%	13.8%	8.0%

Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	0.378	0.740	0.706	1.605	0.897
Income per ADR (US$)	0.172	0.338	0.325	0.746	0.426

TMAR (CONSOLIDATED)

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07
Wireline Services Revenues	5,159.8	5,046.7	5,189.4	5,362.0	5,173.3
Local Services	2,953.7	2,909.6	2,974.2	3,061.3	2,924.1
Subscription Charges	1,675.4	1,640.8	1,653.3	1,691.4	1,705.3
Pulses	591.4	630.0	630.5	625.5	515.8
Installation Fees	11.3	12.4	21.6	23.9	22.9
Collect Calls	14.6	9.4	5.5	5.4	4.3
Other Local Revenues	7.4	(1.9)	0.9	0.1	0.3
Fixed-to-Mobile (VC1)	653.6	618.9	662.4	715.1	675.6
Long Distance	960.0	876.5	922.9	943.5	918.9
Intra-State	459.3	417.0	438.2	434.4	424.1
Inter-State	137.0	122.7	121.7	121.0	111.3
Inter-Regional	174.2	158.3	170.4	167.3	163.7
International	20.6	18.9	18.5	20.6	22.9
Fixed-to-Mobile (VC2 and VC3)	168.9	159.6	174.3	200.3	197.0
Advanced Voice	62.6	51.5	61.2	59.0	59.5
Public Telephones	287.8	281.2	281.2	266.9	302.2
Additional Services	140.4	144.2	137.8	153.2	143.9
Network Usage Remuneration	172.5	169.3	168.2	205.2	150.0
Data Transmission Services	582.6	613.7	644.0	672.6	674.1
Other	0.3	0.8	0.0	0.4	0.5
Wireless Services Revenues	682.1	778.8	976.3	1,037.1	990.1
Subscription Charges	153.1	183.6	222.9	186.7	207.2
Outgoing Calls	300.0	320.8	362.4	419.8	374.2
Domestic/International Roaming	33.4	29.5	27.3	29.6	28.9
Network Usage Remuneration	61.5	61.6	223.5	263.0	259.6
Data / Value Added Services	56.6	74.7	75.0	70.5	66.2
Handset Sales	77.5	108.6	65.2	67.5	54.1
Gross Operating Revenue	5,841.9	5,825.5	6,165.7	6,399.0	6,163.4
Taxes and Deductions	1,786.7	1,763.2	1,855.3	1,955.1	1,858.1
Net Operating Revenue	4,055.3	4,062.3	4,310.4	4,443.9	4,305.3
Operating Expenses	2,563.3	2,484.6	2,742.4	2,931.1	2,846.0
Cost of Services Provided	804.4	791.2	829.7	802.1	873.9
Cost of Goods Sold	111.7	140.2	137.7	188.8	67.8
Interconnection Costs	626.4	590.4	793.8	781.6	825.7
Selling Expenses	633.8	649.3	607.2	650.5	601.6
General and Administrative Expenses	211.0	241.7	248.3	258.3	260.9
Other Operting Expenses (Revenue), net	176.0	71.8	125.6	249.7	216.0
EBITDA	1,492.0	1,577.6	1,568.0	1,512.8	1,459.4
Margin %	36.8%	38.8%	36.4%	34.0%	33.9%
Equity Accounting	0.1	0.3	0.2	0.2	2.3
Depreciation and Amortization	841.1	818.9	790.9	754.5	672.7
EBIT	650.8	758.5	776.8	758.1	784.4
Financial Expenses	382.7	482.7	439.9	441.9	353.8
Financial Income	125.4	161.4	167.9	189.8	225.4
Non-operating Expenses (Revenue)	4.4	(9.6)	7.2	8.1	(2.7)
Income Before Tax and Social Contribution	389.2	446.7	497.6	497.9	658.7
Income Tax and Social Contribution	79.4	76.0	121.7	(60.2)	222.1
Net Income	309.8	370.7	376.0	558.0	436.6
Margin %	7.6%	9.1%	8.7%	12.6%	10.1%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	1.298	1.554	1.576	2.339	1.830

TMAR (PARENT COMPANY)

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07
Local Services	2,962.9	2,925.8	2,999.1	3,054.4	2,925.1
Subscription Charges	1,682.1	1,651.1	1,668.5	1,686.6	1,705.4
Pulses	592.0	632.3	635.4	624.7	516.2
Installation Fees	11.3	12.4	21.6	23.9	22.9
Collect Calls	14.6	9.4	5.5	5.4	4.3
Other Local Revenues	7.2	(1.7)	0.4	0.1	0.3
Fixed-to-Mobile (VC1)	655.7	622.2	667.7	713.7	676.0
Long Distance	894.7	821.6	876.5	864.8	863.1
Intra-State	439.9	402.8	428.4	408.9	412.8
Inter-State	136.7	122.3	121.4	120.6	110.9
Inter-Regional	158.6	146.4	160.7	151.1	151.5
Fixed-to-Mobile (VC2 and VC3)	159.5	150.1	166.0	184.2	187.9
Advanced Voice	64.4	53.5	61.2	59.8	60.3
Public Telephones	287.8	281.2	281.2	266.9	302.2
Additional Services	141.2	144.9	138.3	153.7	144.4
Network Usage Remuneration	177.2	174.8	173.8	201.1	146.4
Data Transmission Services	543.4	577.9	594.9	616.7	624.5
Other	0.1	0.6	0.3	0.4	0.5
Gross Operating Revenue	5,071.7	4,980.3	5,125.3	5,217.8	5,066.5
Taxes and Deductions	1,526.6	1,472.4	1,523.2	1,576.0	1,533.9
Net Operating Revenue	3,545.1	3,507.9	3,602.1	3,641.8	3,532.7
Operating Expenses	2,145.6	2,079.2	2,131.7	2,219.3	2,256.7
Cost of Services Provided	661.0	650.4	676.1	656.7	702.8
Interconnection Costs	731.4	693.3	723.4	710.1	748.3
Selling Expenses	416.9	454.8	395.8	458.5	441.3
General and Administrative Expenses	183.9	204.8	214.9	217.1	220.1
Other Operating Expenses (Revenue), net	152.4	75.9	121.4	176.9	144.2
EBITDA	1,399.5	1,428.7	1,470.4	1,422.6	1,275.9
Margin %	39.5%	40.7%	40.8%	39.1%	36.1%
Equity Accounting	34.7	8.6	45.5	(204.8)	(40.2)
Depreciation and Amortization	681.8	654.9	621.9	579.7	492.5
EBIT	683.0	765.2	803.0	1,047.7	823.6
Financial Expenses	353.5	438.5	407.7	414.1	341.9
Financial Income	63.6	107.1	107.6	133.5	167.8
Non-operating Expenses (Revenue)	4.2	(10.0)	6.6	7.5	(3.1)
Income Before Tax and Social Contribution	388.9	443.8	496.3	759.7	652.5
Income Tax and Social Contribution	79.1	73.1	120.3	201.6	215.9
Net Income	309.8	370.7	376.0	558.0	436.6
Margin %	8.7%	10.6%	10.4%	15.3%	12.4%

TNL PCS (OI)

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07
Wireless Services Revenues	858.6	949.8	1,159.1	1,238.8	1,180.0
Subscription	153.1	183.6	222.9	186.7	207.2
Outgoing Calls	300.0	320.7	362.4	419.8	374.2
Domestic/Internacional Roaming	33.4	29.5	27.3	29.6	28.9
Network Usage Remuneration	237.7	232.5	406.1	464.7	449.4
Data / Value Added	56.6	74.7	75.0	70.5	66.2
Other SMP Services	0.2	0.2	0.1	0.0	0.1
Handset Sales	77.5	108.6	65.2	67.5	54.1
LD/Advanced Voice Service/Network* Revenues	160.8	156.2	149.3	176.9	150.9
Gross Operating Revenue	1,019.4	1,106.0	1,308.4	1,415.7	1,330.9
Taxes and Deductions	268.7	298.9	332.4	394.6	331.3
Net Operating Revenue	750.7	807.2	976.0	1,021.1	999.5
Operating Expenses	654.6	653.5	880.9	926.9	816.2
Cost of Services Provided	204.3	202.3	210.3	190.5	222.0
Cost of Goods Sold	111.7	140.2	137.7	188.8	67.8
Interconnection Costs	91.4	88.1	274.8	293.2	284.9
Selling Expenses	233.4	258.4	280.8	212.5	196.7
General and Administrative Expenses	28.8	31.0	31.0	38.8	39.0
Other Operating Expenses (Revenue), net	(15.0)	(66.5)	(53.7)	3.1	5.8
EBITDA	96.1	153.6	95.1	94.2	183.3
Margin %	12.8%	19.0%	9.7%	9.2%	18.3%
Depreciation and Amortization	158.1	162.9	167.9	173.6	179.0
EBIT	(62.0)	(9.2)	(72.8)	(79.4)	4.4
Financial Expenses	40.0	44.1	32.2	27.0	11.2
Financial Income	73.9	56.7	61.6	55.5	58.3
Non-operating Expenses	0.0	0.6	0.6	0.6	0.2
Income Before Tax and Social Contribution	(28.1)	2.8	(44.0)	(51.6)	51.3
Income Tax and Social Contribution	0.0	2.4	1.0	(262.4)	5.7
Net Income	(28.1)	0.4	(45.0)	210.9	45.6
Margem %	-3.7%	0.0%	-4.6%	20.7%	4.6%

TNL (CONSOLIDATED)

R$ million	3/31/2006	12/31/2006	3/31/2007
TOTAL ASSETS	28,234	27,791	27,680
Current	11,050	10,374	10,424
Cash and Short-Term Inv.	5,158	4,687	4,563
Accounts Receivable	3,746	3,804	3,665
Recoverable Taxes	1,183	1,170	1,238
Inventories	175	171	102
Other Current Assets	788	542	856
Non-Current Assets	17,184	17,416	17,256
Long Term	3,152	3,908	4,056
Recoverable and Deferred Taxes	1,718	2,135	2,186
Other	1,435	1,773	1,870
Permanent	14,032	13,508	13,200
Investments	145	97	78
Property Plant and Equipment	12,216	11,733	11,486
Intagible Assets	1,262	1,309	1,278
Deferred Assets	409	369	358

R$ million	3/31/2006	12/31/2006	3/31/2007
TOTAL LIABILITIES	28,234	27,791	27,680
Current	7,787	5,886	5,753
Suppliers	1,543	1,971	1,849
Loans and Financing	3,647	2,092	1,849
Payroll and Related Accruals	136	138	154
Payable Taxes	1,162	960	1,133
Dividends Payable	1,110	554	555
Other Accounts Payable	189	170	214
Non-Current Liabilities	10,365	10,790	10,391
Long Term	10,346	10,777	10,379
Loans and Financing	7,374	7,478	6,958
Payable and Deferred Taxes	816	965	954
Contingency Provisions	2,125	2,224	2,358
Other Accounts Payable	31	109	109
Unrealized Earnings	19	13	11
Minority Interest	1,959	2,156	2,234
Shareholders' Equity	8,123	8,959	9,302

TMAR (CONSOLIDATED)

R$ million	3/31/06	12/31/06	3/31/07
TOTAL ASSETS	26,641	26,617	26,726
Current	9,376	9,328	9,446
Cash and Short-Term Inv.	3,874	3,999	3,920
Accounts Receivable	3,748	3,808	3,666
Recoverable and Deferred Taxes	797	814	908
Inventories	175	171	102
Other Current Assets	782	536	850

Non-Current Assets	17,265	17,289	17,280
Long Term	2,905	3,487	3,806
Recoverable and Deferred Taxes	1,576	1,956	1,994
Other	1,329	1,531	1,812

Permanent	14,360	13,802	13,474
Investments	502	407	373
Property Plant and Equipment	12,191	11,729	11,482
Intagible Assets	1,258	1,306	1,275
Deferred	409	360	344

R$ million	3/31/06	12/31/06	3/31/07
TOTAL LIABILITIES	26,641	26,617	26,726
Current	6,079	5,630	5,524
Suppliers	1,471	1,965	1,844
Loans and Financing	1,894	1,726	1,481
Payroll and Related Accruals	135	137	152
Payable Taxes	1,124	917	1,115
Dividends Payable	1,263	709	711
Other Accounts Payable	192	177	221
Non-Current Liabilities	9,727	9,059	8,839
Long Term	9,708	9,046	8,827
Loans and Financing	6,897	5,969	5,630
Payable Taxes	662	813	803
Contingency Provisions	2,122	2,223	2,355
Other Accounts Payable	27	40	40

Unrealized Earnings	19	13	11

Shareholders' Equity	10,835	11,929	12,364

TMAR (PARENT COMPANY)

R$ million	3/31/06	12/31/06	3/31/07
TOTAL ASSETS	25,909	25,494	25,606
Current	6,529	6,228	6,315
Cash and Short-Term Inv.	2,517	2,444	2,314
Accounts Receivable	3,099	3,114	3,067
Recoverable and Deferred Taxes	569	507	660
Inventories	46	39	39
Other Current Assets	298	124	236

Non-Current Assets	19,380	19,266	19,291
Long Term	2,169	2,512	2,608
Recoverable and Deferred Taxes	976	1,095	1,142
Other	1,194	1,418	1,466

Permanent	17,211	16,754	16,683
Investments	8,115	8,176	8,284
Property Plant and Equipment	8,907	8,274	8,095
Intagible Assets	189	304	304

R$ million	3/31/06	12/31/06	3/31/07
TOTAL LIABILITIES	25,909	25,494	25,606
Current	5,391	4,670	4,576
Suppliers	1,081	1,299	1,338
Loans and Financing	1,894	1,725	1,481
Payroll and Related Accruals	112	114	128
Payable Taxes	969	752	815
Dividends Payable	1,263	709	711
Other Accounts Payable	72	71	102

Non-Current Liabilities	9,683	8,895	8,666
Long Term	9,683	8,895	8,666
Loans and Financing	6,929	5,958	5,620
Payable Taxes	657	797	787
Contingency Provisions	2,097	2,126	2,246
Other Accounts Payable	0	14	13

Shareholders' Equity	10,835	11,929	12,364

TNL PCS (OI)

R$ million	3/31/06	12/31/06	3/31/07
TOTAL ASSETS	8,354	8,934	8,962
Current	2,905	3,164	3,155
Cash and Short-Term Inv.	1,332	1,551	1,509
Accounts Receivable	733	831	725
Recoverable and Deferred Taxes	227	239	245
Inventories	129	132	64
Other Current Assets	484	411	612

Non-Current Assets	5,449	5,771	5,808
Long Term	725	988	1,140
Recoverable and Deferred Taxes	600	921	851
Loans and Financing	76	23	201
Other	49	44	88

Permanent	4,724	4,782	4,668
Property Plant and Equipment	3,271	3,442	3,374
Intagible Assets	1,060	994	964
Deferred Assets	393	346	330

R$ million	3/31/06	12/31/06	3/31/07
TOTAL LIABILITIES	8,354	8,934	8,962
Current Liabilities	757	1,091	1,064
Suppliers	467	807	630
Loans and Financing	-	-	-
Payroll and Related Accruals	22	22	23
Payable Taxes	148	157	292
Other Accounts Payable	120	106	117

Non-Current Liabilities
Long Term	54	134	144
Loans and Financing	-	-	-
Contingency Provisions	25	94	104
Payable Taxes	4	16	16
AFCI	-	-	-
Other Accounts Payable	25	24	24

Shareholders' Equity	7,543	7,709	7,755

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the day they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events. This report contains unaudited results, which may differ from the final audited ones.

In compliance with the terms of article 12 of CVM Instruction no 358*, TELEMAR advises its shareholders that the Company cannot be held responsible for any public disclosure of information by third parties regarding the acquisition or disposal of equity stakes equivalent to 5% or more of each class of shares or of the rights pertaining to these shares or other securities issued by the Company.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,237,832	68,504,187	58,869,713
Preferred	261,223,463	6,475,663	-	254,747,800
Total	391,835,195	9,713,495	68,504,187	313,617,513

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,186,966	123,873	104,227,873	2,835,220
Preferred (A)	133,369,373	2,928,905	91,249,767	39,190,701
Preferred (B)	1,111,894	1,100	6	1,110,788
Total	241,668,233	3,053,878	195,477,646	43,136,709

(*) Shareholders owning a direct or indirect controlling stake in the company, shareholders who elect the members of the Board of Directors, or any private individual, legal entity or group of same, acting jointly or representing a common interest, that attains a direct or indirect stake equivalent to 5% (five percent) or more of the company’s capital, must send to the Company, under the terms this article .

Oi – Investor Relations (invest@oi.net.br) 55(21) 3131-1314/1315/1316/1317	Global Consulting Group Lucia Domville (ldomville@hfgcg.com) +1 (646) 284-9416